ABLEAUCTIONS.COM, INC.

NEWS RELEASE

ABLEAUCTIONS COMPLETES $1 MILLION PLACEMENT

TACOMA, WASHINGTON – September 23, 2003 – Ableauctions.com Inc.  (AMEX:AAC) (the “Company”) announced today that it has completed the sale of 2.4 million shares of its common stock to select institutional investors, raising a total of $1.05 million.  The per share offering price was $0.4375.  The investors and the placement agent will also receive warrants to purchase an aggregate of 720,000 shares of common stock at an exercise price of $.54 per share.  HPC Capital Management served as placement agent for the transaction.

“We believe that this is the appropriate time to proceed with the second phase of our expansion, which is to fuel growth both internally and through acquisition” President and CEO Abdul Ladha said in a statement.  “The proceeds from this placement place us in a stronger position, enabling us to finance a number of internal expansion projects and pursue larger acquisitions.”

The proceeds from the offering increase the Company’s cash and cash equivalents to $3.2 million and Shareholder’s Equity to over $4 million.

Further details relating to the financing are included in the Form 8-K filed by the Company with the Securities and Exchange Commission.

About Ableauctions.com

Ableauctions.com is a high-tech auctioneer that conducts auctions live and simultaneously broadcasts them over the Internet.  With the experience of 3,000 auctions, the Company has developed its own technology to broadcast auctions over the Internet (www.ableauctions.com/technology) and currently provides the technology and related services to auction houses, enabling them to broadcast auctions over the Internet.  For a comprehensive Corporate Update and prior releases, visit www.ableauctions.com.  For more information, contact Investor Relations at investorrelations@ableauctions.com.

About iCollector.com

iCollector.com is a wholly owned subsidiary of Ableauctions and is the independent connection to the world's auction houses. Founded in 1994, it was the first company dedicated to trading antiques, fine art and premium collectibles on the Internet. Today iCollector.com represents some of the world's leading auction houses.  Since January 2001, its alliance with eBay Live Auctions has resulted in hundreds of Live Auctions being broadcast in real-time, directly to the salesroom as the auction happens, selling tens of thousands of lots to many thousands of users online.  With its unparalleled understanding and expertise in this sector, iCollector can help you to maximize your opportunities to find, buy or sell art, antiques and collectibles online.

This press release contains forward-looking statements, particularly as related to the business plans of the Company, within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Such forward-looking statements involve known and unknown risks, a reliance on third parties for information, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the performance of our auction houses, our ability to implement our inventory procurement strategy, general economic conditions, our ability to license our software to other auction houses, and other factors that are detailed in our Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Actual results may differ materially from the Company's expectations and estimates.